EXHIBIT II
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DESCARTES LOGO                                                             NEWS

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CONTACT INFORMATION:

Public Relations                   Investor Relations
Kimberley Emmerson                 Chaya Cooperberg
(519) 746-6114, ext. 2562          (519) 746-6114 ext. 2757
kemmerson@descartes.com            ccooperberg@descartes.com
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        THE DESCARTES SYSTEMS GROUP INC. ANNOUNCES INTENTION TO OFFER TO
                PURCHASE COMMON SHARES AND CONVERTIBLE DEBENTURES

WATERLOO, ONTARIO, May 12, 2003 -- The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), today announced that it intends to offer to purchase for cancellation up to 11,578,000 of its outstanding Common Shares for a cash price of not more than CDN$3.85 and not less than CDN$3.00 per Common Share (subject to any applicable withholding tax). In addition, Descartes intends to separately offer to purchase for cancellation up to U.S.$45,000,000 aggregate principal amount of its 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 (the "Debentures").

The offer for the Common Shares will be made by way of a dutch auction tender, which will provide holders with the opportunity to specify the price at which they are prepared to sell their Common Shares. The actual purchase price will be determined through an auction mechanism and will be the lowest price within the range stated above at which Descartes can purchase up to 11,578,000 of its Common Shares. All Common Shares tendered at or below the purchase price (subject to pro-rating, disregarding fractions, in the event that the offer is oversubscribed) will be purchased at the purchase price. Common Shares tendered at a higher price will be returned to holders.

Under the offer for the Debentures, Descartes will pay a cash price of U.S.$950 for each U.S.$1,000 principal amount of Debentures, plus unpaid interest (subject to any applicable withholding tax) accrued to but excluding the date of purchase, subject to pro-ration in the event that the offer is over-subscribed. Pursuant to a commitment agreement entered into with Descartes, a significant holder of Debentures has agreed to tender U.S.$30,856,500 aggregate principal amount of Debentures owned by it under the Debenture offer.

The Common Shares trade on the Toronto Stock Exchange under the symbol DSG and on the Nasdaq National Market under the symbol DSGX. As of April 30, 2003, there were outstanding 52,231,711 Common Shares. The Debentures trade on the Toronto Stock Exchange under the symbol DSG.DB.U. As of April 30, 2003, there were outstanding Debentures in the aggregate principal amount of U.S.$71,995,000.

Each of the offers will be made by way of an issuer bid subject to various conditions typical of transactions of this nature, including the obtaining of regulatory exemption rulings. The Board of Directors of Descartes believes that the proposed purchases of its Common Shares and Debentures is an effective use of Descartes' financial resources and in the best interests of its shareholders.

Each of the issuer bid circulars, with the terms of the applicable offer and instructions for tendering Common Shares or Debentures, as the case may be, will be mailed to holders of such securities as well as filed with Canadian
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DESCARTES LOGO                                                             NEWS

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provincial securities regulators and the U.S. Securities and Exchange
Commission. Credit Suisse First Boston Canada Inc. and Griffiths McBurney & Partners are advisers for the offers.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities. Common Shares and Debentures may only be tendered pursuant to the terms of the offer set forth in the applicable issuer bid circular and its accompanying letter of transmittal.


ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of logistics management technology. In more than 60 countries Descartes' leading logistics solutions drive operational efficiency, enhance customer responsiveness and improve precision in purchasing for global organizations. For more information, visit www.descartes.com.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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This news release contains forward-looking statements relating to Descartes'
commencement of the proposed issuer tender offers described in this release and the terms under which such proposed offers will be made. These statements, as well as other forward-looking statements that may be contained in this release, involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or the developments in the Company's business or its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the volatility of the market price of the Common Shares and Debentures, global economic and political conditions, the extent to which holders of Common Shares or Debentures determine to deposit their securities under the applicable offer, Descartes' liquidity and capital resources and other factors discussed in the section entitled "Risk Factors" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Forward-looking statements are based on management's current plans, estimates, opinions and projections as of the date they are made, and the Company does not undertake to update forward-looking statements if assumptions of these plans, estimates, opinions or projections should change.